EXHIBIT 21.1
LIST OF SUBSIDIARIES
As of December 31, 2008

Name of Subsidiary	Jurisdiction of Incorporation
SoundBite Communications Securities Corporation	Massachusetts
SoundBite Communications Canada, Inc.	Canada